Exhibit 99.1

Dominion Diamond Corporation Issues Updated Mine Plan for the Ekati Diamond Mine

YELLOWKNIFE, July 21, 2014 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announces that the Company has promoted the Misery Satellite material previously identified as an exploration target to an inferred resource. The Company is also releasing today an updated mine plan for the Ekati Diamond Mine, including current estimates for anticipated annual production by pipe, with associated operating costs and capital costs.

Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are to fiscal years.  The Company operates the Ekati Diamond Mine through its 80% ownership interest in the Core Zone, which includes the operating mine and other permitted kimberlite pipes, and 58.8% interest in the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. On July 9, 2014 the Company announced that, subject to the rights of first refusal set out in the applicable joint venture agreements, it has entered into an agreement with C. Fipke Holdings Ltd. to acquire all of Dr. Charles Fipke's 10% participating interests in the Ekati Diamond Mine at a price equivalent to the price paid to BHP Billiton in calendar 2013 for its interests. It is anticipated that completion of the transactions will occur in September, 2014.

Updated Mineral Resource Estimate

The Company had previously identified in its technical report in respect of the Ekati Diamond Mine dated May 24, 2013 (the "Technical Report") an exploration target for the Misery South and Misery Southwest Satellite ("Misery SW Extension") Pipes (collectively, the "Misery Satellite Pipes"). Since the Technical Report, diamond grade and value estimates for the Misery Satellite Pipes have been validated by drilling, mining and processing activities. The Company has now converted the exploration target to an inferred resource with the following tonnage and grade:

Kimberlite Pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct
Misery South	Core	OP	-	-	-	-	-	-	0.9	1.0	0.9
Misery SW Extension	Core	OP	-	-	-	-	-	-	3.0	1.3	4.1
Total			-	-	-	-	-	-	3.9	1.3	5.0

Notes:

1.	Mineral resources have an effective date of January 31, 2014.
2.	Mineral resources are reported on a 100% basis. The Company has an 80% participating interest in the Core Zone joint venture and a 58.8% participating interest in the Buffer Zone joint venture.
3.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.	Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
5.	Mineral resources have been classified based on an assessment of the available drillhole, bulk sampling and production information, and the assumptions made about geological and grade continuity are consistent with the classification as inferred mineral resources.
6.	These mineral resources are amenable to open pit mining methods. The conceptual pit designs for open cut Misery Main that includes the extraction of the Misery South and Misery SW Extension material was completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included; pit slope angles 40-80 degrees, mining costs $5-8/wmt, processing costs $16-26/dmt and G&A costs $17-29/dmt.
7.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.
8.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

Following analysis of this winter's drilling program, the Company will be preparing an updated technical report on the mineral resources and mineral reserves at the Ekati Diamond Mine that will include further details on the Misery Satellite resources as well as updates to some other pipes. The Company expects to file this updated technical report in the later part of calendar 2014.

The resource estimate for the Misery Satellite Pipes was prepared by Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 ("NI 43-101"). The balance of the scientific and technical information contained in this press release was prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company, and a Qualified Person within the meaning of NI 43-101. For more information, see the Company's Technical Report regarding the Ekati Diamond Mine dated May 24, 2013 filed on SEDAR.

Updated Mine Plan for Ekati Diamond Mine

Introduction

This updated mine plan is presented on a 100% basis with economic factors that are directly related to the Company, such as marketing costs, diamond prices, and private royalties, discussed separately. Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are fiscal years.

The Company is continuing to make improvements to the Ekati process plant that have, to date, increased the recovered grade by approximately 15%. The resulting additional small diamonds are not currently included in reserves and the mine plan, although the Company expects to incorporate these higher recovery rates into an updated reserve statement later this year.

Ekati Mine - Production

This current mine plan assumes production from Misery, Pigeon and Lynx open pits, and the Koala and Koala North underground operations.  The mining of the Fox pit was completed this year.  Koala North is currently in production as a sub level retreat underground operation and is scheduled to finish later this year.  Koala is currently in production as a sublevel / inclined cave underground operation and is scheduled to finish in fiscal 2020. Stripping of waste material and satellite kimberlite is in progress at Misery open pit with expected full year production from the Misery Main Pipe in fiscal 2016 and completion of mining in fiscal 2018.  Stripping of waste material from Pigeon open pit is scheduled to commence this year with mining of kimberlite commencing in fiscal 2016 and finishing in fiscal 2020.

Table 1 shows the planned mining tonnage for each ore body. The data is given on a full financial year basis from fiscal 2015. These figures do not include rough diamond stocks held at the mine at the opening of each year, nor does the model take into account any rough diamond inventory available for sale that the Company currently holds.

In addition to probable reserves, this plan (the base case) includes the development and mining of the Lynx pipe that is currently an indicated resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 1: Tonnage Mined - Ekati Diamond Mine (100% Basis)

	Reserves Mined (Tonnes Millions)					Additional Resources
Fiscal Year	Fox	Misery Main	Pigeon	Koala	Total	Lynx *
2015	0.61	-	-	0.83	1.43	-
2016	-	0.02	1.24	1.04	2.31	-
2017	-	1.29	0.85	1.06	3.20	0.12
2018	-	1.72	0.10	1.01	2.83	0.96
2019	-	-	1.78	0.80	2.58	-
2020	-	-	3.41	0.47	3.88	-
Total	0.61	3.03	7.39	5.21	16.24	1.09

* Lynx is part of the Buffer Zone. All other deposits are part of the Core Zone.
Figures may not add up due to rounding.

Because of timing differences, and blending choices, the ore that is planned to be processed each fiscal year differs, sometimes significantly, from the ore mined in that fiscal year.  Table 2 shows the planned ore to be processed by fiscal year and source and Table 3 the corresponding estimated carats produced. As part of the mining of the Koala deposit a small portion of inferred resources is extracted along with the reserves: this material is not included in the mine plan estimates but will be processed along with the reserve ore.

Table 2: Ore Processed - Ekati Diamond Mine (100% Basis)

	Reserves Processed (Tonnes Millions)					Additional Resources
Fiscal Year	Fox	Misery	Pigeon	Koala	Total	Lynx *
2015	1.61	-	-	0.83	2.44	-
2016	0.02	-	1.24	1.04	2.31	-
2017	-	0.68	0.85	1.06	2.59	0.02
2018	-	0.97	0.10	1.01	2.08	0.70
2019	-	1.22	1.78	0.80	3.80	0.36
2020	-	0.17	3.41	0.47	4.05	-
Total	1.63	3.03	7.39	5.21	17.26	1.09

* Lynx is part of the Buffer Zone. All other deposits are part of the Core Zone.
Figures may not add up due to rounding.

Table 3: Carats Produced - Ekati Diamond Mine (100% Basis)

	Reserves Recovered (Carat Millions)					Additional Resources
Fiscal Year	Fox	Misery	Pigeon	Koala	Total	Lynx *
2015	0.49	-	-	0.66	1.15	-
2016	0.01	-	0.48	0.56	1.05	-
2017	-	2.74	0.33	0.58	3.64	0.02
2018	-	3.92	0.04	0.59	4.55	0.56
2019	-	4.94	0.81	0.58	6.33	0.28
2020	-	0.68	1.43	0.35	2.46	-
Total	0.49	12.28	3.09	3.32	19.18	0.85

 * Lynx is part of the Buffer Zone. All other deposits are part of the Core Zone.
Figures may not add up due to rounding.

The Ekati processing plant has the capacity to process up to approximately 4.35 million tonnes a year. In addition to the tonnages presented in Table 2, the Company plans to process the inferred resources from the Misery South and Misery SW Extension kimberlite that are made available as the Misery reserves are accessed (the operating case).

Table 4 shows the total additional resource material from the Misery Satellite Pipes included in the Ekati mine plan, Table 5 shows the resource material that is planned to be processed, and Table 6 has the resulting carats recovered from this resource material. The Company cautions that this assessment is preliminary in nature and is based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this assessment will be realized.

Table 4: Other Resource Material Mined - Ekati Diamond Mine (100% Basis)

	Resources Mined (Tonnes Millions)
Fiscal Year	Misery South	Misery SW Extension	Total
2015	0.43	0.41	0.83
2016	0.35	0.83	1.18
2017	0.14	1.47	1.61
2018	-	0.30	0.30
2019	-	-	-
2020	-	-	-
Total	0.92	3.01	3.93

 Figures may not add up due to rounding.

Table 5: Other Resource Material Processed - Ekati Diamond Mine (100% Basis)

	Resource Material Processed (Tonnes Millions)
Fiscal Year	Misery South	Misery SW Extension	Total
2015	0.38	0.42	0.81
2016	0.40	0.74	1.14
2017	0.20	1.09	1.29
2018	-	0.70	0.70
2019	-	0.10	0.10
2020	-	-	-
Total	0.99	3.05	4.03

 Figures may not add up due to rounding.

Table 6: Other Resource Carats Recovered - Ekati Diamond Mine (100% Basis)

	Resource Recovered (Carat Millions)
Fiscal Year	Misery South	Misery SW Extension	Total
2015	0.36	0.52	0.89
2016	0.35	0.87	1.23
2017	0.18	1.28	1.46
2018	-	0.83	0.83
2019	-	0.11	0.11
2020	-	-	-
Total	0.89	3.62	4.51

Figures may not add up due to rounding.

Ekati Mine - Additional material

The reserves and resources that are planned to be processed, as detailed above, still do not fully utilise the Ekati processing plant's capacity of approximately 4.35 million tonnes a year. The Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast, and coarse ore reject stockpiles, but has not included this additional material in the above mine plan.

It is estimated that there are 308,000 tonnes of material available from the Koala North kimberlite, the majority of which will be processed in fiscal 2015. In the first quarter of fiscal 2015 the Company processed 82,000 tonnes of Koala North kimberlite that produced 71,000 carats at an average grade of 0.87 carats per tonne.

The current pit design for Misery pipe includes the extraction of approximately 240,000 tonnes of Misery Northeast material to gain access to the Misery Main reserves.  This material has, and will continue to be, processed along with other Misery material in fiscal 2015 and fiscal 2016.

Coarse ore rejects have been stockpiled at the Ekati Diamond Mine since the start of production in 1998 to present.  Several production periods have been identified during which high grade feed sources were blended through the process plant using larger aperture de-grit screens (1.6 mm slot) compared to the current 1.2 mm configuration. In addition, the re-crush circuit was not utilised during these periods. The coarse ore rejects from the production periods of interest are estimated at 3.5 million tonnes to 4.5 million tonnes. Based on stone size distributions and recovered grade data, this material has an overall grade ranging from 0.2 to 0.6 carats per tonne. While the historic recoveries and valuations may not necessarily be indicative of recoveries or valuations within the current coarse ore rejects stockpiles, treatment of this material represents an attractive opportunity to supplement mill feed.  The Company cautions that the potential quantity and grade remains conceptual in nature as there has been insufficient exploration and/or study to define this material as a mineral resource and it is uncertain if additional exploration will result in the exploration target being delineated as a mineral resource.

Ekati Mine - Recovery Improvements

Since the Company acquired the Ekati Diamond Mine it has been taking active steps to improve the recovery of diamonds from processed ore.  Greater discipline has been brought to the maintenance and operations of the High Pressure Grinding Roll ("HPGR") within the process plant.  As a result, less coarse feed is being pushed through to the Heavy Media Separator ("HMS") modules which has had a positive impact on the overall liberation of diamonds from the kimberlite plant feed.

The two HMS modules at the Ekati Diamond Mine have historically been run at high hourly feed rates leading to relatively high losses of diamonds.  Lower and more consistent operating rates for the HMS modules have resulted in higher diamond recovery across all feed types.  Additional cyclones have been ordered to expand the capacity of the HMS modules and will be available for installation by late summer. Improved operating procedures for monitoring screen panel wear have also contributed to the increase in the recovery of small diamonds.

Work is ongoing to re-establish the re-crush capability in the Ekati processing plant. Diamonds, trapped in larger pieces of kimberlite, are still going straight to tailings as coarse ore rejects. Once the re-crush circuit is re-commissioned in the fourth quarter, it will be possible to channel this oversized material back to the HPGR.

There are currently only two grease tables operating in the Ekati processing plant. The design of three additional grease tables has been completed and these will be installed and operational by the end of this fiscal year.

The Company estimates that process plant improvements to date have increased the recovered grade by approximately 15%. The resulting additional diamonds, although mostly small, are not currently included in reserves although once the process improvements have been substantially completed the Company will incorporate the higher recovery rate into an updated reserves statement due later this year.

Ekati - Capital and Operating Costs

The capital and operating costs for this latest mine plan are based on the Company's estimates.  The costs shown include estimated contingencies where applicable, but do not include any escalation or risk contingency amounts for unforeseen events. In addition to ongoing equipment replacements and general operational upgrades, sustaining capital will include certain categories of ongoing underground excavation to maintain mining advances to increasing depths.

Table 7 shows currently estimated sustaining and mine development capital associated with the development of the Misery, Pigeon and Lynx pipes, along with operating costs from Fiscal 2015 onward, in millions of Canadian dollars.  The Company continues to estimate that the Misery Satellite Pipes will commence commercial production effective August 1, 2014 for accounting purposes, and consequently approximately $53 million of costs previously classified as capital costs are now included in operating costs. The current estimated cost for developing the Pigeon project is $72 million, and the Lynx project $33 million: both of these estimates include the construction of access roads, and pre-stripping of waste material to prepare the pit for production and contingency.

The estimated operating costs in Table 7 assume that Ekati is running at full capacity and is based on the Company's operating experience, adjusted to present-day dollar terms.  Given the remote location of the Ekati Diamond Mine, a large portion of the operating expenditure is fixed, with the major cost items being labour and fuel (for both power and equipment). Not shown in Table 7 are marketing costs and private royalties as these factors are discussed separately at the end of this document.

Under this mine plan, Ekati will cease mining operation in fiscal 2020. The reclamation costs are estimated at $347 million based on Ekati's closure cost model that includes all activities required by the approved Interim Closure and Reclamation Plan.  If the Jay deposit is permitted and developed, the reclamation costs under the current mine plan will be reduced further.

Table 7: Operating and Capital Costs - Ekati Diamond Mine (100% Basis)

Fiscal Year	CAPITAL COSTS					OPERATING COSTS
	Pigeon	Misery	Lynx	Sustaining	Total	Direct and Indirect
	C$m	C$m	C$m	C$m	C$m	C$m
2015	52	88	-	39	179	398
2016	21	70	6	42	139	386
2017	-	16	27	32	74	442
2018	-	-	-	16	16	462
2019	-	-	-	-	-	409
2020	-	-	-	-	-	384
Totals	72	174	33	129	408	2,482

Additional Economic Factors

The Company sorts its rough diamonds from the Ekati and Diavik Diamond Mines in Yellowknife, Canada and Toronto, Canada and Mumbai, India and then distributes the resulting aggregated sales parcels to its Belgian and Indian subsidiaries for sale. The Company's current budget for sorting and marketing 100% of the Ekati goods and 40% of the Diavik goods is approximately $20 million per annum.

Based on the Company's sales during the first quarter, the Company has modeled the approximate rough diamond price per carat for each of the kimberlite process plant feed types as shown in Table 8 below. These prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates.  The rough diamond price of the additional recovered small diamonds is estimated at between US$70 and US$100 per carat.

Table 8: Modelled diamond prices

	Deposit	Average Price per Carat $US
Ekati
	Koala	$395
	Koala North	$440
	Fox	$315
	Pigeon	$200
	Lynx	$235
	Misery Main	$105
	Misery South & Southwest	$90
	Coarse Ore Rejects	$65 - $120
	Recovered Small Diamonds	$70 - $100

The Company is currently budgeting on the basis of a US$/C$ exchange rate of 1.10, and in its own financial models assumes a real diamond price growth rate of 2% per annum.

The Ekati Diamond Mine pays a royalty to the Federal Government that is equal to the lesser of 13% of the value of the 'Output' of the mine or an amount calculated based on a sliding scale of royalty rates dependent upon the value of 'Output' of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million.

At Ekati, a royalty is payable by the Company on the next 972,390 tonnes of ore mined and processed from the Misery claims, at a rate of $18.76 per tonne for the first 428,390 tonnes, and then $23.42 per tonne for the next 544,000 tonnes of ore.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about estimated mine life and other plans regarding mining activities at the Ekati Diamond Mine, estimated reserves and resources at, and production from, the Ekati Diamond Mine, projected capital and operating costs, and future diamond prices, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modeled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, mining, production, construction and exploration activities at the Company's mineral properties; mining methods; currency exchange rates; required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company's mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 06:30e 21-JUL-14